Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER MINING PUBLISHES 2020 SUSTAINABILITY REPORT

Vancouver, BC, June 22, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, today published its 2020 “Mining For Good” Sustainability Report. This marks the Company’s second year reporting on its long-standing commitment in the areas of health, safety, environmental, social and governance management.

Robert Henderson, President and CEO of Great Panther stated: “This year’s report not only explores how we have further advanced our sustainability programs, but also sets new performance targets for continual improvement as we emerge from what was arguably one of the most challenging years of our lifetimes. I am incredibly proud of our teams across the continent for having come together to deliver on our business objectives in a safe and sustainable manner.”

Sustainability Report Highlights

  Improved safety performance statistics across all sites with a 57% reduction to the lost time injury frequency rate and a 50% reduction to the lost time severity rate over 2019. Despite these improvements, the Company was saddened to report a fatality at its Guanajuato Mine Complex in May 2020. Great Panther continuously updates its safety procedures and practices and provides ongoing safety training for employees and contractors.
  Developed and implemented comprehensive COVID-19 prevention, monitoring and response plans following the World Health Organization’s and local health authorities’ guidelines working closely with local governments and communities.
  Recorded zero fines or sanctions for non-compliance with environmental laws and regulations, including zero reportable spills or tailings-related incidents.
  Total water consumption decreased 4.4% from 2019; 82% of the water used at operations was recycled.
  Community engagement expenditure almost doubled compared to 2019 to more than $740,000 in 2020, largely in support of the Company’s COVID-19 response strategy, with over 21,000 beneficiaries from our programs.
  Women held 24% of leadership positions, including superintendents, managers, directors and vice presidents, and represented 16% of Great Panther’s total workforce.
  Established a Diversity Policy to ensure diversity of our Board of Directors and senior management team.

Great Panther’s 2020 Sustainability Report was prepared in accordance with the Global Reporting Initiative (“GRI”) Standards Core option and the GRI Mining & Metals Sector Disclosures.  The report is Great Panther’s annual commitment to transparent disclosure on non-financial performance across the material topics identified by the Company’s internal and external stakeholders. The report and accompanying 2020 performance data and GRI Index are available to download on Great Panther’s website at https://www.greatpanther.com/community/our-approach/.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2